Mail Stop 3561

December 4, 2008

Manuel Saba Ades
Chief Executive Officer
Grupo Casa Saba, S.A.B. de C.V.
Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec, México, D.F. 11000

      Re: **Grupo Casa Saba, S.A.B. de C.V.**
                 Form 20-F for Fiscal Year Ended
                 December 31, 2007
                 Filed June 30, 2008
                 File No. 001-12632

Dear Mr. Saba Ades:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services